Aames 2000-1

Mortgage Pass-Through Certificates

REO Report for January 25, 2001 Distribution
REO Report - Mortgage Loans that Become REO During Current Distribution
SUMMARY			LOAN GROUP

Total Loan Count = 0			Loan Group 1 = Fixed Group; REO Book Value = 000.00
Total Original Principal Balance = 000.00			Loan Group 2 = Adjustable 1 Group; REO Book Value = 000.00
Total Current Balance = 000.00			Loan Group 3 = Adjustable 2 Group; REO Book Value = 000.00
REO Book Value = 000.00			Loan Group 3 = Adjustable 2 Group; REO Book Value = 000.00

REO Book Value reported corresponds to total REO loans, including loans that become REO during current distribution.

Loan Number	Original	Stated		Current	State &
&	Principal	Principal	Paid to	Note	LTV at	Original	Origination
Loan Group	Balance	Balance	Date	Rate	Origination	Term	Date
SPACE INTENTIONALLY LEFT BLANK

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